Exhibit (a)(5)(clxxxvi)

For Immediate Release

Contacts:	Nancy Lee	Jim Finn
	Director	Vice President
	Investor Relations	Corporate Communications
	Oracle Corporation	Oracle Corporation
	(650) 506-1717	(650) 506-1691

Oracle Receives Mandate from PeopleSoft Shareholders

Calls on PeopleSoft’s Board to Respect the Choice of the Shareholders and Redeem the Poison Pill

REDWOOD SHORES, Calif., November 19, 2004 (http://www.oracle.com) Oracle Corporation announced tonight that as of midnight (EST) Friday 228,702,471 shares of PeopleSoft common stock, representing more than 60 percent of the outstanding shares, had been validly tendered in Oracle’s all-cash $9.2 billion offer for PeopleSoft. Oracle has sent a letter to PeopleSoft’s Board of Directors requesting a meeting to enter into a final merger agreement.

“The owners of PeopleSoft have spoken and have overwhelmingly chosen to sell to Oracle at $24.00 per share,” said Oracle’s Chief Executive Officer, Larry Ellison. “We are prepared to enter into a definitive merger agreement as early as this weekend.”

“We believe it is time to bring this matter to a close, for the good of PeopleSoft’s shareholders, customers, and employees. We are prepared to complete and pay for the acquisition of all of the outstanding shares of PeopleSoft upon satisfaction of the remaining conditions, which are all in the control of the PeopleSoft Board,” said Jeff Henley, Oracle’s Chairman of the Board.

Oracle is extending its tender offer until 6:00 P.M. (EST) on Friday, December 31, 2004. A copy of the letter to the PeopleSoft board and the tender offer documents are available at www.oracle.com/peoplesoft.

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on November 3, 2004, and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.